FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20th, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____	Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

Registrant's Immediate Report, dated November 20th, 2002, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, in respect of resolution of the Board of Directors of the Registrant to terminate the Registrant's ADS program on the New York Stock Exchange.

Registrant's Amendment to the Immediate Report above, dated November 20th, 2002, as filed with the Israel Securities Authority and Tel-Aviv Stock Exchange.

Registrant's Press Release in respect of the above mentioned resolution as released to the media.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By ________________ Amit Leibovich, Adv. Dated: November 20th, 2002

November 20th, 2002

To The Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (by registered mail and by fax: 02-651-3940)	To The Tel Aviv Stock Exchange Ltd. 54 Ahad Haam St. Tel Aviv 65202 (by fax: 03-516-0630)	To The Registrar of Companies 97 Jaffa St. Jerusalem 94340 (registered mail)

Dear Sir, Madam,

Re: Immediate Report Pursuant to the Securities Regulations
(Immediate and Periodic reports), 5730 - 1970

We hereby notify you that further to the Company's Board of Directors meeting which took place on November 3rd, 2002 during which the subject matter of this report was discussed, the Company's Board of Directors has resolved, through a written resolution yesterday afternoon, to cause the de-listing of the American Depositary Shares ("ADSs") representing the Company's Ordinary Shares from trading on the New York Stock Exchange (the "NYSE"). Each ADS represents five Ordinary Shares of the Company, NIS 0.1 par value each. As of close of business November 18th 2002, there were 547,336 ADSs outstanding on the NYSE, representing 2,736,680 Ordinary Shares of the Company and constituting approximately 1.3% of the Company's outstanding share capital.

The de-listing procedure primarily involves: (I) termination of the Deposit Agreement which enabled the ADSs to trade on the NYSE, resulting in the NYSE de-listing the ADS; and (II) subject to meeting the applicable requirements of the U.S. securities laws, filing a notice of termination of registration pursuant to the U.S. securities laws.

ADS holders will have the right to exchange their ADSs for Ordinary Shares of the Company, traded on Tel Aviv Stock Exchange.

Upon completion of the de-listing procedure, the Company's Ordinary Shares will be listed for trading on the Tel Aviv Stock Exchange only and not through ADSs.

Yours faithfully,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel and Company Secretary